February 9, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                          Secure Computing Corporation
               Registration Statement on Form S-1 (No. 333-89195)
               --------------------------------------------------

Ladies/Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, Secure Computing Corporation ("Registrant") hereby applies to have the above-referenced Registration Statement (the "Registration Statement") withdrawn. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 5,000,000 shares of common stock (the "Shares") for sale by Manchester Securities Corp. (the "Investor"). The Shares were to be issued to the Investor pursuant to a Common Stock Investment Agreement between the Registrant and the Investor dated as of October 4, 1999 (the "Stock Investment Agreement"). The Registrant believes that it is in the best interest of the Registrant and the Investor not to proceed with the financing under the agreed terms of the Stock Investment Agreement because alternative financing has been obtained.

         The Registrant believes that it has adequate resources, so the termination of the Stock Investment Agreement will not have a negative impact on the Registrant. No securities have been sold under the Registration Statement and all activity pursuant to the Registration Statement has been discontinued.

         Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         Please contact Kyle Guse of Heller Ehrman White & McAuliffe at (650) 234-4215 if you have any questions regarding the withdrawal of the Registration Statement.


                                       Very truly yours,

                                       /s/ Tim McGurran

                                       Secure Computing Corporation
                                       Tim McGurran, SVP Operations and CFO